15045557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 24 2015 Washington DC 404

SEC FILE NUMBER
8- 12730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M H LEBLANC, INC

OFFICIAL USE ONLY
8-2535
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 EAST 56 STREET #6F
(No. and Street)

NEW YORK (City), NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LILA LEBLANC 212-308-5850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHULMAN, LOBEL WOLFSON ZAND ABRUZZO KOTZEN + BLACKMAN, LLP
(Name – *if individual, state last, first, middle name*)

1001 AVENUE (Address) OF AMERICAS (City) NEW YORK, NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/25/15

M. H. Leblang, Inc.

Financial Statements
And Supplemental
Information

December 31, 2014

M H Leblang, Inc.
Financial Statements

December 31, 2014

Index

Schulman Lobel Wolfson Zand
Abruzzo Katzen & Blackman LLP
certified public accountants and advisors

NEW YORK • 1001 Avenue of the Americas, 10th Floor • New York, NY 10018
Tel 212.868.5781 • Fax 212.868.5782
NEW JERSEY • 2 King Arthur Court, Suite A • North Brunswick, New Jersey 08902
Tel 908.964.8300 • Fax 908.964.9090

www.schulmanlobel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
M.H. Leblang, Inc.
New York, New York

We have audited the accompanying financial statements of M.H. Leblang, Inc., (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. M.H. Leblang, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of M.H. Leblang, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 10, 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of M.H. Leblang, Inc.'s financial statements. The supplemental information is the responsibility of M.H. Leblang, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on pages 10, 11, and 12 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Schulman Lobel Zand Katzen Williams + Blackman LLP
Schulman Lobel Zand Katzen Williams & Blackman LLP
New York, New York
February 19, 2015

M. H. Leblang, Inc.

Statement of Financial Position
December 31, 2014

Assets

Current Assets		
Cash	$ 81,773	
Investment in annuity	13,804	
Commissions receivable	11,533	
Due from stockholder/officer	4,498	
Total Assets		$ 111,608

Liabilities and Stockholder's Equity

Current Liabilities		
Accrued expenses	$ 6,000	
Payroll taxes payable	1,340	
Corporate taxes payable	7,937	
Total Current Liabilities	15,277	
Total Liabilities		15,277
Stockholder's Equity		
Capital stock, no par value, 200 shares authorized, issued and outstanding	$ 5,000	
Retained earnings	79,413	
Accumulated other comprehensive income	11,918	
Total Stockholder's Equity		96,331
Total Liabilities and Stockholder's Equity		$ 111,608

M. H. Leblang, Inc.

Statement of Income
Year Ended December 31, 2014

Revenues		
Commission income		$ 181,002
Expenses		
Accounting	$ 11,000	
Consulting expense	57,691	
Computer expense	878	
Entertainment	2,714	
Fees and licenses	1,970	
Insurance	2,179	
Office expense	3,680	
Office salaries	20,704	
Payroll taxes	2,164	
Postage	373	
Rent	21,084	
Telephone	1,669	
Travel	2,560	
Utilities	879	
Total Expenses		129,545
Income from Operations		51,457
Other Income		
Interest income		332
Income before Provision for Income Taxes		51,789
Provision for Income Taxes		8,338
Net Income		43,451
Other Comprehensive Income		
Unrealized gain on investment in annuity		681
Comprehensive Income		$ 44,132

See independent auditors' report and notes to financial statements

M. H. Leblang, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance – January 1, 2014	200	$ 5,000	$ 35,962	$ 11,237	$ 52,199
Net Income	--	--	43,451	--	43,451
Unrealized gain on investment in annuity	--	--	--	681	681
Balance – December 31, 2014	200	$ 5,000	$ 79,413	$ 11,918	$ 96,331

See independent auditors' report and notes to financial statements

M. H. Leblang, Inc.

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from Operating Activities	
Net Income	$ 43,451
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in commissions receivable	(5,873)
Decrease in prepaid taxes	401
Decrease in payroll taxes payable	18
Increase in corporate taxes payable	7,862
Net cash provided by Operating Activities	45,859
Cash flows from Investing Activities	
Repayments to/from stockholder/officer	(1,536)
Net cash used in Investing Activities	(1,536)
Net Increase in Cash	44,323
Cash – Beginning of year	37,450
Cash – End of year	$ 81,773

Supplemental Disclosure of Cash Flow Information:

Cash paid for Interest	$ -
Cash paid for Income Taxes	$ 75

M. H. Leblang, Inc.

Notes to Financial Statements

1. **OPERATIONS AND ORGANIZATION**

M. H. Leblang, Inc. (The "Company") is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FIRA"). The Company is exempt from SEC rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The financial statements include all the accounts of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Annuity

Investment in annuity is reported at fair value.

Commissions Receivable

Commissions receivable are reported at net realizable value. As of December 31, 2014, no allowance for doubtful accounts was deemed necessary.

Commission Income

Commission income and related expenses are recognized on the effective date of the underlying transaction as reported by the paying company.

Income Taxes

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements as December 31, 2014. The federal income tax returns of the Company for 2013, 2012 and 2011 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed.

M. H. Leblang, Inc.

Notes to Financial Statements

Recent Accounting Pronouncements

In February 2013, The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 "Comprehensive Income (Topic 220) Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendment is effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this pronouncement is not anticipated to have a material impact on the Company's financial results or disclosures.

3. **INVESTMENT IN ANNUITY**

As of December 31, 2014, the investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $21,885. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net income and reported in comprehensive income.

4. **DUE FROM STOCKHOLDER/OFFICER**

Due from stockholder/officer of the Company is due on demand, without interest, and is expected to be repaid in 2015.

5. **RELATED PARTY TRANSACTIONS**

The Company rents office space from the stockholder on a month-to-month basis. Rent expense for the year ended December 31, 2014 aggregated $21,084.
For the year ended December 31, 2014, the Company paid no commissions to relatives of the stockholder/officer.

6. **FAIR VALUE MEASUREMENTS**

Fair Value Measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair Value Measurements and disclosure defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants.
In determining fair value, the Organization uses various valuation approaches, including market, income and/or cost approaches. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurements and Disclosure and the Organization's related types are described below:

FAIR VALUE MEASUREMENTS (continued)

Level 1 Fair Value Measurement
Values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Fair Value Measurement
Values are based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets; or inputs that are derived principally from or corroborated by observable market data.

Level 3 Fair Value Measurement
Inputs to the valuation methodology are unobservable and significant to the fair value Instruments.

The following table summarizes the valuation of the Organization's assets within the aforementioned valuation hierarchy as of December 31, 2014:

Fair Value Measurements:

		At Reporting Date Using:		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014				
Annuity Investment	$13,804	$ -	$ 13,804	$ -

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

Annuity Funds: Valued at the daily closing price as reported by the fund. Annuity funds held by the Company are open-end annuity funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The annuity funds held by the Company are deemed to be actively traded.

M. H. Leblang, Inc.

Notes to Financial Statements

7. INCOME TAXES

The Company's provision for income taxes for the year ended December 31, 2014 consists of the following:

Federal	$	$3,667
State and Local		4,671
	$	8,338

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2014, the Company had net capital of $66,496 which was $61,496 in excess of its required net capital of $5,000. The Company's net capital ratio was 12.30 to 1.

9. CONSIDERATION OF SUBSEQUENT EVENTS

The Company evaluated all events and transactions occurring after December 31, 2014 through February 19, 2015, the date these financial statements were issued, to identify subsequent events which may need to be recognized or non-recognizable events which would need disclosure. No recognizable events were identified.

10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

11. REVENUE CONCENTRATION

For the year ended December 31, 2014, the Company earned approximately 62% of its commission income from one insurance company.

12. COMMITMENTS AND CONTINGENCIES

The Company has evaluated its position and found no commitments, contingencies or guarantees which may result in a loss or future obligation at December 31, 2014.

M. H. Leblang, Inc.

Supplemental Information
Computation of Net Capital under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2014

Total stockholder's equity		$ 96,331
Deductions		
Non-allowable assets		
Commissions receivable	(11,533)	
Investment annuity	(13,804)	
Due from officer	(4,498)	
		(29,835)
Net Capital		$ 66,496
Net Capital Required		$ 5,000

M. H. Leblang, Inc.

Supplemental Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of
The Securities and Exchange Commission
December 31, 2014

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2014 in accordance with Rule 15c3-3(k) (2) (ii).

M. H. Leblang, Inc.

Supplemental Information
Reconciliation under Rule 17a-5(d) (4) of
The Securities and Exchange Commission
December 31, 2014

Reconciliation of Computation of Net Capital

Net capital, per FOCUS Report, Part 11A	$	66,496
Reconciling items		None
Net Capital, as defined, per page 8	$	66,496

See independent auditors' report and notes to financial statements

OATH OR AFFIRMATION

I, Lila Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H.Leblang, Inc., as of December 31 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schulman Lobel Wolfson Zand
Abruzzo Katzen & Blackman LLP
certified public accountants and advisors

NEW YORK • 1001 Avenue of the Americas, 10th Floor • New York, NY 10018
Tel 212.868.5781 • Fax 212.868.5782
NEW JERSEY • 2 King Arthur Court, Suite A • North Brunswick, New Jersey 08902
Tel 908.964.8300 • Fax 908.964.9090

www.schulmanlobel.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
M H Leblang, Inc.
New York, NY 10022

In planning and performing our audit of the financial statements of M H Leblang, Inc., (the "Company"), as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a control deficiency, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC'S objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schulman Lobel Zand Katzen Williams + Blackman LLP

Schulman Lobel Zand Katzen Williams & Blackman LLP
New York, New York
February 19, 2015